

Mail Stop 3561

October 11, 2017

William Kerby
Chief Executive Officer
Monaker Group, Inc.
2690 Weston Road, Suite 200
Weston, FL 33331

      Re: **Monaker Group, Inc.**
              Registration Statement on Form S-1
              Filed September 25, 2017
              File No. 333-220619

Dear Mr. Kerby:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Incorporation of Certain Information by Reference, page 91

1. We note your disclosure on page 36 that your "common stock is a 'penny stock' under applicable SEC rules." Please delete this section as you are not eligible to use incorporation by reference. Refer to General Instruction VII.D.1(c) of Form S-1.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3217 with any questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor
Office of Transportation and Leisure

cc: David M. Love
        The Love Law Firm, PC